WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

May 15, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,737,789

APPOINTMENT OF TWO (2) OF PACIFIC HYDRO EXECUTIVE OFFICERS TO THE WESTERN WIND ENERGY CORPORATION BOARD

Western Wind Energy Corporation (WND-TSX.V) and (WNDEF-OTC:BB) has appointed Mr. Robert Grant to its board of directors. In addition, Western Wind Energy will be seeking shareholder approval at its upcoming Annual General Meeting on July 21, 2006, to increase the number of board directors to seven (7) (from six (6)) and the election of Mr. Kevin Holmes as a director of Western Wind Energy Corporation.

Mr. Robert Grant was born in Melbourne, Australia. He attended Melbourne University where he received a Bachelor of Engineering (Civil) Degree in 1989 and a Masters of Business Administration in 1996. In 2001, Mr. Grant graduated from Macquarie University with a Masters of Applied Finance. Since joining Pacific Hydro in 1996 as Project Development Manager, Mr. Grant has been involved in helping Pacific Hydro to become Australia’s leading renewable energy company and seeing its market capitalization grow from around A$10 million to the recent take-over value of $780 million. Through the successful development of wind and hydro projects in Australia, Philippines, Chile, Fiji and New Zealand, Pacific Hydro is now the 4th largest electricity generator in Chile and owns over half of the installed wind power capacity in Australia. Mr. Grant became Chief Executive Officer of Pacific Hydro in July 2005, following its successful acquisition by Industry Funds Management.

Mr. Kevin Holmes joined Pacific Hydro in September 2003 as Chief Financial Officer and a key executive team member to support growth in its global renewable energy business. Mr. Holmes was appointed Chief Financial Officer and Chief Operating Officer in July 2005. Mr. Holmes has a long track record of leading business reform in the energy, resources and logistics industries. In 2003, Mr. Holmes was the Administrator of Pacific Power, charged with completing the windup of the former NSW electricity commission. Previously, Mr. Holmes had a 12-year career with BHP Billiton, including senior roles with the petroleum sector overseas and then in Australia. Mr. Holmes’ final role was to lead the restructure of the transport and logistics business for the newly merged BHP Billiton. After leaving New Zealand as Chartered Accountant in 1982, Mr. Holmes had a 7-year career with British Gas plc in London, working primarily on its privatization, divestments and the integration of numerous acquisitions. Mr. Holmes has a Bachelor of Commerce – Accounting from the University of Otago, New Zealand and is a graduate member of the Australian Institute of Company Directors.

Jeff Ciachurski, Chief Executive Officer of Western Wind Energy states “Western Wind Energy is pleased to have Mr. Grant join its board of directors and we look forward to Mr. Holmes’ election at the upcoming Annual General Meeting on July 21, 2006. Both men have extensive knowledge and capabilities in the renewable energy and finance sectors and will provide a strong compliment to our existing Board. We look forward to working together towards building Western Wind Energy into a significant North American-based renewable energy producer and developer.”

During the past two years, Western Wind Energy has executed over $900 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.